Exhibit 4.122

28 September 2007
STRICTLY PRIVATE AND CONFIDENTIAL
Mr John Sayers
DRD (Offshore) Limited
ci- DRDGold Limited
299 Pendoring Avenue,
Blackheath,
Randburg, South Africa
Dear John
Placement of DRD (Offshore) Limited's 78.72% shareholding in Emperor Mines
Limited Joint Mandate Letter
ABN AMRO Morgans Limited (AAM) and Tricom Equities Limited (Tricom),
(together the Brokers) are pleased to submit this joint mandate letter to act as financial adviser and placement agent to DRD (Offshore) Limited (DRD or the Company) in relation to the proposed divestment by DRD of all of the 823,391,603 shares it holds in
Emperor Mines Limited (EMP) (the EMP Shares).
1 The sale process
1.1      The sale of the EMP Shares (Sale) will occur by way of bookbuild to be jointly managed by the Brokers so as to determine demand for the EMP Shares at various sale prices (Bookbuild).
1.2      The minimum sale price for the Sale of the EMP Shares is 6.8 cents per EMP Share
(Floor Price).
1.3      The Brokers commitment to sell all of the EMP Shares is on a best endeavours basis and nothing in this mandate letter should be construed as an underwriting commitment or a commitment to underwrite the Floor Price.
1.4      Following the close of the Bookbuild, DRD will, in consultation with the Brokers, determine the sale price per EMP Share (Sale Price), which must not be less than the
Floor Price.
1.5      Once the Sale Price has been established, the Brokers are then required to determine the persons who will purchase all of the EMP Shares in consultation with DRD (the
Allottees), provided always that the sale of the EMP Shares must not result in any person acquiring voting power to more than 20% of EMP as a result of the purchase of any of the EMP Shares under the Sale.
1.6      Settlement of the Sale will occur on a maximum of 5 trading days' (as that term is defined by the ASX Listing Rules) after confirming allocations to Allottees (Settlement
Date).
1.7      DRD may suspend any and all activities under this mandate letter if its execution and performance would breach Division 3 of Part 7.10 of the Corporations Act 2001 (Cth)
(Corporations Act) or any other applicable insider trading laws.
1.8      Unless the Brokers have otherwise terminated their obligations in accordance with clause 6 of this letter, each Broker will by 4.00pm on the Settlement Date, pay, or procure payment, in cleared funds of the gross proceeds of the Sale (the Sale
Proceeds) being the Sale Price multiplied by the number of EMP Shares allocated by that Broker pursuant to clause 1.6, subject to the receipt of funds from those Allottees and less authorised fees and expenses determined in accordance with clause 3.

1.9     Each Broker is severally liable (as opposed to jointly and severally liable) in respect of the Brokers obligations under this mandate letter.
1.10    The Brokers will use their best endeavours to complete the Sale of all of the EMP
Shares the subject of the Bookbuild in accordance with the timetable set out in the schedule to this letter.
1.11    The Brokers each acknowledge and agree that DRD retains the absolute right to sell any of the EMP Shares it holds outside of the Bookbuild, provided always that DRD notifies the Brokers of the number of EMP Shares to be sold outside of the Bookbuild no later than 2 business days prior to the commencement of the roadshows to market the sale of the EMP Shares. For the purpose of this clause 1.12, a business day is a day on which banks are open for business in both Queensland, Australia and
Johannesburg, South Africa.
1.12      Nothing in this mandate letter obliges DRD to proceed with:
(a)
the roadshow in relation to the Sale of the EMP Shares if, in DRD's opinion, the
Sale is unlikely to result in DRD being able to sell all of its EMP Shares for a price not less than the Floor Price;
(b)
the Sale of EMP Shares the subject of the Bookbuild:
(i) at a price which is below the Floor Price; or
(ii) if such a Sale will not result in all of the EMP Shares being sold, and should the Company decide not to proceed with the Sale in those circumstances, no brokerage fee is payable to the Brokers under clause 3.1.
2         Brokers obligations
2.1      Each Broker acknowledges and agrees that:
(a)      no contract of sale in respect of any of the EMP Shares the subject of the
Bookbuild is to be entered into unless and until a prospectus or other disclosure document prepared in connection with the offering for sale of the EMP Shares has first been provided to the potential Allottee of those EMP Shares;
(b)      EMP shareholders are not being asked to approve of the Sale for the purposes of section 611 item 7 of the Corporations Act, such that no one person can acquire voting power to more than 20% of EMP as a result of the Sale of the EMP
Shares under this mandate letter;
(c)      DRD does not warrant the accuracy or completeness of, and takes no responsibility for, any information made available to the Brokers by EMP; and
they have no power or authority to provide undertakings of covenants, or make representations, on behalf of DRD, in connection with the Sale or otherwise;
(d)      DRD has the right, but not the obligation, to have a representative attend any investor roadshows held, or presentations given, which relate in any way to the proposed Sale; and

(e)      they must not disclose, and must use their best endeavours to ensure that any person that participates in any way in any investor presentation or roadshow given in respect of the Sale does not disclose, any information about the proposed Sale without the prior written consent of DRD, which once given in respect of a particular statement will be considered to be an authorised statement. Each Broker must inform DRD immediately upon any person making an unauthorised statement about the proposed Sale process.
2.2      Each Broker agrees not to do anything in relation to the Sale which would result in a breach of the Corporations Act by DRD or any other person.
2.3      Each Broker covenants with, and represents and warrants to the Company as at the date of this letter and at all times up to and including the Settlement Date, and acknowledges that the Company is relying on such representations and warranties as follows:
(a)
It has observed and will observe all Australian securities laws applicable to the Sale in all material respects including, without limitation, the Foreign Acquisitions and Takeovers Act 1975 (Cth) and the takeovers, fundraisings, market misconduct and financial services licensing provisions of the Corporations Act);
(b)
It has not and will not directly or indirectly, offer, sell or deliver any EMP Shares to any person in any jurisdiction where it would be unlawful to do so;
(c)
Where it offers the EMP Shares for sale in Australia, it shall only make such offers to persons who have expressed an interest in purchasing the EMP Shares where such an offer would not require disclosure pursuant to section 708l8), l10) or l11) of the
Corporations Act;
(d)
Where it offers the EMP Shares for sale in foreign jurisdictions, it shall only make such offers where such offers can lawfully be made in accordance with the securities laws of the relevant jurisdiction without the need to prepare a disclosure document that complies with and/or is registered in, or do any other act, matter or thing in relation to the Sale in, the jurisdiction in which the offer is made. Each of the Brokers and the Company acknowledge that it is the intention that the due diligence committee formed in relation to the preparation of the prospectus will co-ordinate the request for legal advice in respect of the foreign jurisdictions in which offers for sale of the EMP Shares may be made, and that that advice is to be made available to the
Brokers to review prior to conducting any roadshow or other presentations in those jurisdictions. To the extent that the Brokers continue to have concerns in respect of a particular foreign jurisdiction, then the Company will use its reasonable endeavours to procure the due diligence committee to make further enquiries to allay those concerns;
(e)
any person purchasing EMP Shares under the Sale has warranted in favour of DRD that the purchase of such shares will not result in the purchaser acquiring voting power to more than 20% of EMP or otherwise breaching the takeovers provisions of the Corporations Act;
(f)
the approvals, licences and authorities that are necessary to permit the relevant Broker to enter into an perform its obligations under this mandate letter have been obtained an remain valid;
(g)
(g) it will not make any public announcements relating in any way to the Sale without the prior written consent of the Company;
(h)
(h) it will provide DRD with all information required, on a timely basis, to enable
DRD to satisfy its obligations to provide notices of changes in its shareholding in
EMP in accordance with Part 6C.1 of the Corporations Act.

3 Fees and expenses
3.1      On the Settlement Date, the Company agrees to pay the Brokers an aggregate fixed brokerage fee of 1.5% of the proceeds of the Sale of all of the EMP Shares sold through the Bookbuild, plus a performance fee of A$50,000 for every 0.1 cents per
EMP Share achieved in the Sale Price over the Floor Price, plus GST (if any) on this fee, which is to be shared equally by the Brokers.
3.2      The Company will reimburse the Brokers for any out of pocket expenses incurred during the course of the Engagement. Individual expense items over A$2,000 will only be reimbursed if approved in writing in advance by DRD.
3.3      All fees and other sums payable to the Brokers are payable in Australian dollars. The
Company must pay each Broker all goods and services taxes, or other applicable or similar taxes, that that Broker is liable (either directly or indirectly) to pay for any supply under or in connection with the Engagement. If the Company is obliged to make any deduction or withholding on account of any tax of any nature, the amount payable is to be grossed up to the extent necessary to ensure that, after such deduction or withholding, the amount otherwise payable remains unchanged.
3.4      The Company will be responsible for its own legal fees and the costs of any other advisers engaged by the Company to assist in respect of the Sale.
4 DRD's representations and warranties
4.1      DRD represents and warrants to each Broker as at the date of this mandate letter and on each day up to and including the Settlement Date that other than as disclosed to the
Brokers prior to signing this mandate letter:
(a)
DRD is a body corporate validly existing under the laws of its place of incorporation and has power to enter into and comply with its obligations under this mandate letter;
(b)
all approvals and consents required (if any) to permit DRD to enter into this mandate letter and to enable performance of this mandate letter by DRD have been obtained and are valid and subsisting;
(c)
this mandate letter is a valid and binding obligation on DRD and the Sale and
DRD's compliance with this mandate letter will not conflict or breach:
(i)
any agreement or instrument to which DRD is a party or by which it or any of its properties or assets are bound; or
(ii)
any statute including but not limited to the Corporations Act, rule including but not limited to the ASTC Settlement Rules, the ASX
Market Rules, the ASX Listing Rules and its constitution) or regulation applicable to, or any order of any court or governmental agency with jurisdiction over, DRD, its assets or its properties,
where such a conflict or breach is likely to have a material effect on the capacity of DRD to sell the EMP Shares;
(d)
DRD is the registered holder and sole legal and beneficial owner of the EMP
Shares and owns the EMP Shares free from all liens, charges, security interests, claims, equities, pre-emptive rights and other encumbrances other than those provided for in the Company's constitution;

(e)
all information provided to the Brokers in relation to the Sale by or on behalf of DRD is true, complete and accurate in all material respects, and not materially misleading or deceptive. DRD will notify the Brokers if it subsequently discovers that any information provided by it is incomplete, untrue or inaccurate in any material respect or materially misleading or deceptive.
4.2      DRD acknowledges that the Brokers will rely on these representations and warranties in performing its obligations under this mandate letter.
4.3      DRD will provide the Brokers and their respective advisers with such access to the directors and management of, and the auditors and advisers to, the Company and its related bodies corporate for the purpose of this mandate letter as they may reasonably require.
5 Confidentiality and announcements
5.1      DRD and the Brokers will consult with each other in respect of any material public announcements, statements or releases in respect of the Sale.
5.2      Subject to clause 5.3, each Broker on behalf of itself and each of its employees, partners, consultants, advisers and all parties falling under its authority or having any relationship with it) shall at all times keep any information provided by or on behalf of
DRD under this mandate letter (Confidential Information) strictly confidential, and shall not use or permit the use of such information for any purpose other than as stipulated in this mandate letter and shall not disclose such Confidential Information to any third party. This confidentiality clause shall continue to apply notwithstanding termination of this mandate letter.
5.3       Each Broker may disclose Confidential Information:
(a)
where the disclosure of the information is required by law, regulation or order of a court or regulatory body, or pursuant to governmental action, regulatory requirement or request (Disclosure), in which case:
(i)
the party making the Disclosure will use reasonable endeavours to consult with DRD prior to making the Disclosure; and
(ii)
the Disclosure will only disclose that amount of information necessary to comply with the relevant Disclosure requirement;
(b)
where the information was in the public domain when given, or later comes into the public domain other than as a result of breach of this mandate letter;
(c) where the prior written consent of DRD is obtained;
(d)
to any of its officers, employees and advisers who have a need to know of the information for the purposes of the Sale and who are subject to an obligation to keep the information strictly confidential.
6         Termination
6.1      The Brokers may terminate this mandate letter, without cost or liability to it by notice to DRD before 4.00pm on the Settlement Date, if any of the following occur:
(a)
default: DRD breaches any clause in this mandate letter in a material respect; or
(b)
withdrawal: the Sale is withdrawn by DRD prior to DRD determining the Sale
Price.
6.2     DRD may terminate this mandate letter at any time prior to determining the Sale Price.

6.3     If DRD elects to terminate this mandate after the completion of the institutional roadshow to market the potential Sale as a result of the Bookbuild process being unsuccessful in, or DRD forming the view that the Bookbuild process is unlikely to be successful in, resulting in the sale of all of the EMP Shares for a Sale Price of not less than the Floor Price, DRD will incur a termination fee of A$1 00,000 plus GST (if any). For the avoidance of doubt,
(a)     DRD may terminate this mandate prior to conducting the institutional roadshow without penalty; and
(b)   DRD may terminate this mandate after completion of the institutional roadshow without penalty where any merger proposal announced by EMP prior to the institutional roadshow being conducted is terminated for reasons other than the Sale of all of DRD's EMP Shares not proceeding. In those circumstances, DRDGold agrees to reimburse the Brokers for their direct costs associated with the institutional roadshow within 14 days of being provided with receipts for those costs provided always that such costs do not exceed A$1 00,000 plus GST), with employees of the
Brokers being charged out for their time in accordance with market rates.
7         Indemnity
7.1      Subject to clause 7.2, DRD unconditionally and irrevocably undertakes to indemnify and keep indemnified each Broker and each of their related bodies corporate and their respective officers, employees and advisers together the Indemnified Parties) from and against all claims, demands, damages, losses, costs, expenses and liabilities losses)
finally judicially determined to have been suffered or incurred directly or indirectly as a result of or in connection with:
(a) the Sale or the participation in the Sale by the Indemnified Party;
(b) any material breach of this mandate letter by DRD;
lc) any documentary, stamp or similar transfer or issue tax, including any interest and penalties, on the Sale, which are or may be required to be paid by DRD under any relevant jurisdiction.
7.2      The indemnity in clause 7.1 will not be an indemnity against any Losses where and to the extent that those Losses are finally judicially determined to have resulted from any fraud, recklessness, willful misconduct or negligence of that Indemnified Party.
7.3      DRD agrees that no claim may be made by it against an Indemnified Party and
DRD unconditionally and irrevocably releases and discharges each Indemnified Party from any claim that may be made by it to recover from that Indemnified Party any Losses suffered or incurred by DRD arising directly or indirectly as a result of the participation of that Indemnified Party in the Sale, except to the extent that those Losses are judicially determined to have resulted from any fraud, recklessness, willful misconduct or negligence of that Indemnified Party.
7.4      The indemnity in clause 7.1 is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination or completion of this mandate letter.
7.5      For the purpose of this mandate letter, each Broker is deemed to be acting as agent and trustee on behalf of and for the benefit of all of their respective Indemnified Parties.

8 Conflicts of interest
8.1     The Brokers and each of their respective related bodies corporate may be involved in a wide range of investment banking and other activities including investment management, corporate finance and securities issuing, trading and research) out of which conflicting interests or duties may arise. DRD agrees the Brokers duties and obligations to DRD are solely as provided for in this agreement. Other than expressly set out in this agreement, the Brokers do not owe any fiduciary duties to DRD in relation to acting for and advising DRD under this agreement. DRD agrees that the investment, management and trading activities of the Brokers' and their respective related bodies corporate will not be restricted by this joint mandate letter provided that the Brokers' do not use any non-public or Confidential Information received from
DRD and, on the performance of this joint mandate letter, its circulation or the provision of it by the Brokers is restricted to their respective directors, officers, employees, contractors, agents or advisers who need to know of it in connection with the Brokers acting for DRD. Each Broker must ensure that an effective Chinese wall' is established to protect the confidentiality of any information provided by or on behalf of DRD to the
Broker in respect of this mandate letter.
8.2     Neither Broker nor their respective related bodies corporate will have any duty to disclose to DRD or utilise for DRD's benefit any non-public information acquired in the course of providing services to any other person, engaging in any transaction on its own account or otherwise) or otherwise carrying on its business.
8.3      DRD accepts that permanent or ad-hoc arrangements within divisions of either of the
Brokers or their respective related bodies corporate may be used to achieve 8.2 above and that locating directors, officers or employees in separate workplaces is not necessary for that purpose.
8.4     The Brokers inform DRD that they reserve the right, but has no obligation, to purchase up to 10% of the EMP Shares to be sold through the Bookbuild, either as principal or on behalf of its employees, provided always that:
(a)
the price of such Sales is not less than the Floor Price; and
(b)
any applications to acquire EMP Shares at a higher price under the Bookbuild are satisfied in full before any EMP Shares are sold to either of the Brokers either as principal or on behalf of its employees).
9 Waiver and variation
Any clause under this mandate letter may only be waived in writing by the party granting the waiver or varied in writing and signed by the parties.
10       Governing law
This mandate letter and the transactions contemplated by this mandate letter are governed by, and construed in accordance with, the laws in force in Queensland and the parties irrevocably submit to the non-exclusive jurisdiction of the courts of
Queensland.
11       Counterparts
This mandate letter may be executed in counterparts and the counterparts taken together will be regarded as one instrument.
Would you please confirm your acceptance of the above terms by signing below and returning to us.

Yours sincerely
/s/ B Sheahan /s/ R Caldwell
Managing Director Head of Corporate
DRD acknowledges and accepts the above terms.
DRD (Offshore) Limited
Signature of authorised person
Date: